Exhibit (a)(5)(D)

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UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

HEATHER GARCIA, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

KATE SPADE & COMPANY, CRAIG A.
LEAVITT, DEBORAH J. LLOYD, NANCY
J. KARCH, LAWRENCE S. BENJAMIN, RAUL J. FERNANDEZ, CARSTEN
FISCHER, KENNETH B. GILMAN,
KENNETH P. KOPELMAN, DOUGLAS
MACK, JAN SINGER, AND DOREEN A.
TOBEN,

Defendants.

Case No. CLASS ACTION COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934 DEMAND FOR JURY TRIAL

Plaintiff Heather Garcia (“Plaintiff”), by and through her undersigned counsel, for her complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.         This action is brought as a class action by Plaintiff on behalf of himself and the other public holders of the common stock of Kate Spade & Company (“Kate Spade” or the “Company”) against Kate Spade and the members of the Company’s board of directors (collectively, the “Board” or “Individual Defendants,” and, together with Kate Spade, the “Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), SEC Rule 14d-9, 17 C.F.R. 240.14d-9, and Regulation G, 17 C.F.R. § 244.100, in connection with the tender offer (“Tender Offer”) by Coach, Inc.(“Coach”) a wholly owned subsidiary of Chelsea Merger Sub Inc. (“Merger Sub”) to purchase all of the issued and outstanding shares of Kate Spade common stock for $18.50 per share (the “Offer Price”).

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2.         On May 26, 2017, in order to convince Kate Spade shareholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (“SEC”), in violation of Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act, and Regulation G, 17 C.F.R. § 244.100.  In particular, the Recommendation Statement contains materially incomplete and misleading information concerning Kate Spade’s financial  projections  and  the  valuation  analyses  performed  by  the  Company’s  financial advisors, Perella Weinberg Partners LP (“Perella”).

3.         The Tender Offer is scheduled to expire 11:59 p.m., New York City time, on June 23, 2017 (the “Expiration Date”).  It is imperative that the material information that has been omitted from the Recommendation Statement is disclosed to the Company’s shareholders prior to the forthcoming Expiration Date so they can properly determine whether to tender their shares.

4.         For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from closing the Tender Offer or taking any steps to consummate the proposed merger unless and until the material information discussed below is disclosed to Kate Spade shareholders or, in the event the proposed merger is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

5.         This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

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6.         This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.         Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Kate Spade is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

PARTIES

8.         Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Kate Spade.

9.         Defendant Kate Spade is a Delaware corporation with its principal executive offices located at 2 Park Avenue, New York, New York 10016. The Company operates principally under two global, multichannel lifestyle brands: Kate Spade New York and Jack Spade. Kate Spade’s common stock is traded on the New York Stock Exchange under the ticker symbol “KATE.”

10.       Defendant Craig A. Leavitt (“Leavitt”) has been Chief Executive Officer (“CEO”) and a director of the Company since February 2014. Defendant Leavitt previously served as Co- President and Chief Operating officer of Kate Spade, LLC from April 2008 through October 2010, when he was named CEO of Kate Spade, LLC.

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11.       Defendant Deborah J. Lloyd (“Lloyd”) is Chief Creative Officer of the Company and has been a director of the Company since February 2014. Defendant Lloyd joined Kate Spade, LLC as Co-President and Chief Creative Officer in November 2007.

12.       Defendant Nancy J. Karch (“Karch”) has been non-executive Chairman of the Board since May 2013 and a director of the Company since 2000.

13.       Defendant Lawrence S. Benjamin (“Benjamin”) has been a director of the Company since January 2011.

14.       Defendant Raul J. Fernandez (“Fernandez”) has been a director of the Company since 2000.

15.       Defendant Carsten Fischer (“Fischer”) has been a director of the Company since July 2016.

16.       Defendant Kenneth B. Gilman (“Gilman”) has been a director of the Company since February 2008.

17.       Defendant Kenneth P. Kopelman (“Kopelman”) has been a director of the Company since 1996.

18.       Defendant Douglas Mack (“Mack”) has been a director of the Company since June 2014.

19.       Defendant Jan Singer (“Singer”) has been a director of the Company since May 2015.

20.       Defendant Doreen A. Toben (“Toben”) has been a director of the Company since 2009.

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21.       Defendants Leavitt, Lloyd, Karch, Benjamin, Fernandez, Fischer, Gilman, Kopelman, Mack, Singer and Toben are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

22.       Coach is a Maryland corporation with its principal executive offices located at 10 Hudson Yard, New York, New York 10001. Coach is a leading New York design house of modern luxury accessories and lifestyle brands.

23.       Merger Sub is a Delaware corporation and wholly-owned subsidiary of Coach.

CLASS ACTION ALLEGATIONS

24.       Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own Kate Spade common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

25.       Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

26.       The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of May 22, 2017, there were 128,623,421 shares of Company common stock issued and outstanding. All members of the Class may be identified from records maintained by Kate Spade or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to those customarily used in securities class actions.

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27.       Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a)          Whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b)          Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c)          Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d)          Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

28.       Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

29.       A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

30.       Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Company Background and Strong Financial Outlook

31.       Kate Spade operates principally under two global, multichannel lifestyle brands: Kate Spade New York and Jack Spade. The Company’s four category pillars — women’s, men’s, children’s and home — span demographics, genders and geographies. In addition, Kate Spade owns the Adelington Design Group, a private brand jewelry design and development group. The Company operates Kate Spade New York and Jack Spade through one operating segment in North America and three operating segments in each of Japan, Asia (excluding Japan), and Europe.

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32.       The Company’s Kate Spade New York brand offers fashion products for women and children and home products. The Kate Spade New York brand product line includes handbags, small leather goods, jewelry and apparel, along with a variety of licensed products including footwear, fragrances, swimwear and watches, among other items. The Company’s Jack Spade brand offers fashion products for men, including briefcases, travel bags, small leather goods, fashion accessories and apparel.

33.       On February 16, 2017, Kate Spade announced its fourth quarter and full year 2016 financial results. For the quarter, the Company reported net sales of $471 million, a 9.8% increase from the fourth quarter of 2015.  Income from continuing operations for the quarter was $87 million, or $0.67 per diluted share, compared to $62 million, or $0.48 per diluted share, in the fourth quarter of 2015. For the full year 2016, the Company reported income from continuing operations of $152 million, or $1.17 per diluted share, compared to $22 million, or $0.17 per diluted share, for the full year 2015. Defendant Leavitt commented on the favorable financial results, stating:

Our solid fourth quarter and fiscal year performance demonstrate the strength of our differentiated business model, as we continued to gain market share and deliver strong growth despite a challenging retail environment. In 2016, we further strengthened our handbag portfolio, introduced new categories to our casual ready-to-wear classifications, and thoughtfully expanded our global store base, opening 52 net new owned and partner-operated stores.

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George Carrara (“Carrara”), Kate Spade’s President and Chief Operating Officer, also commented:

We are pleased to report top-line growth of 14% for the full-year. In 2016, we delivered Adjusted EBITDA margin expansion of 220 basis points compared to the prior year, reflecting our ongoing focus on expense management, as well as the benefit of lower annual incentive compensation year-over-year. We generated robust cash flow and ended the year in a strong financial position, and with nearly $500 million in cash.

34.       On April 18, 2017, Kate Spade reported its first quarter 2017 financial results. Though the Company’s net sales slightly declined to $271 million, compared to $274 million in the first quarter of 2016, defendant Leavitt and Carrara remained positive and pleased with the quarter’s results.  Defendant Leavitt noted:

Despite a challenging  retail environment and the later Easter holiday,   we   achieved   yet   another   quarter   of   double-digit eCommerce comparable sales growth, which helped offset softness in bricks and mortar stores. Against this backdrop, we delivered strong gross margin expansion while working to drive profitable growth across our categories and channels.

Carrara added:

We delivered over 140 basis points of gross margin expansion in the first quarter driven by operational efficiencies and our continued focus on quality of sale amidst a highly promotional environment. In addition, we continued to generate robust cash flow over the past twelve months and ended the quarter with $422 million in cash. We delivered these solid results despite the factors that negatively impacted our first quarter performance.

The Process Leading Up to the Proposed Transaction

35.       On February 1, 2016, defendant Leavitt and Carrara met with Coach’s CEO and President to discuss a potential business combination.

36.       On February 16, 2016, Coach delivered a preliminary indication of interest to acquire the Company for $22.00 per share, including a request for exclusivity. Following discussion, the Board deemed the indication of interest insufficient.

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37.       On March 22, 2016, the Board formally engaged Perella as the Company’s financial advisor in connection with an acquisition of Kate Spade.

38.       On November 14, 2016, Caerus Investors, a Company stockholder, released a public letter to the Board recommending a sale of Kate Spade.

39.       On June 6, 2016, Carrara met with Coach’s President to discuss the retail industry generally.

40.       On November 14 and December 1, 2016, defendant Leavitt met with Coach’s CEO regarding a potential transaction.

41.       On  December 5,  2016,  at the  Board’s  direction, Perella  contacted fifteen prospective counterparties, including ten strategic entities and five financial sponsor entities. Three responded that they were interested in further discussions, including Coach, a strategic entity referred to in the Recommendation Statement as “Party A” and a financial sponsor referred to in the Recommendation Statement as “Party B.

42.       On January 7, 2017, Kate Spade entered into a confidentiality agreement with Coach.

43.       On January 17 and January 26, 2017, the Company executed confidentiality agreements with Party A and Party B, respectively. The Recommendation Statement fails to disclose whether these confidentiality agreements contain standstill provisions that operate to preclude either party from submitting a topping bid for the Company.

44.       Party B subsequently informed Perella it would not be submitting a bid for the Company.

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45.       On February 13, 2017, Coach submitted a preliminary indication of interest to acquire Kate Spade in the range of $18.00 - $22.00 per share, consisting of a combination of cash and Coach stock.

46.       That same day, Party A submitted a preliminary indication of interest to acquire Kate Spade in an all cash transaction in the range of $20.00 - $22.00 per share.

47.       Between February 16 and March 21, 2017, Company management participated in meetings with the management of each of Coach and Party A.

48.       On February 27, 2017, Perella provided Coach and Party A with a bid instruction letter, indicating that the submission deadline for final round bids was March 27, 2017.

49.       On March 8, 2017, Party A informed Perella it would not be submitting a bid for the Company.

50.       On March 21, 2017, Coach informed Perella it would not be submitting a bid by the March 27, 2017 deadline and the Board agreed to extend the bid deadline date.

51.       On April 29, 2017, Coach submitted a proposal to acquire the Company for $18.00 per share in cash. Coach included a mark-up of the draft merger agreement, which included a condition that certain key senior Kate Spade management execute retention agreements prior to signing the Merger Agreement.

52.       At a May 1, 2017 Board meeting, the Board reviewed and discussed Coach’s offer, the Company’s preliminary projections for 2017 through 2019 (the “Projections”), Kate Spade’s first quarter results and the underlying trend in the Company’s business performance reflected in the first quarter results, including sensitivity analysis related thereto. Following discussion, the Board determined to reject Coach’s offer.

53.       On May 2, 2017, Coach submitted a revised proposal to acquire the Company for $18.50 per share in cash, which again included the condition that certain key senior Kate Spade management execute retention agreements prior to signing the Merger Agreement.

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54.       At a May 3, 2017 meeting, the Board again discussed the Projections, including  the sensitivity analysis related to the Company’s first quarter results. The Board then authorized  management and its advisors to proceed with negotiating a transaction. The Board also authorized  certain members of the Company’s senior management team to initiate negotiation on their  respective post-closing retention arrangements with Coach in accordance with the terms previously  discussed with the Board, which they negotiated until the parties signed the Merger Agreement on  May 7, 2017. The Recommendation Statement completely omits any of the employment related  discussions and negotiations that occurred between Coach and the members of Kate Spade’s senior  management team.

55.       On May 7, 2017, Perella rendered its fairness opinion and the Company’s legal advisors  reviewed  the  terms  of  the  arrangements  with  certain  of  Kate  Spade’s  senior management team.  The Board then approved and executed the Merger Agreement.

The Proposed Transaction

56.       On May 8, 2017, Kate Spade issued a press release announcing the Proposed Transaction.  The press release stated, in relevant part:

NEW   YORK--May          8,          2017-- Coach, Inc. (NYSE: COH)  (SEHK:6388), a leading New York design house of modern luxury  accessories and lifestyle brands, today announced it has signed a  definitive agreement to acquire Kate Spade & Company (NYSE:  KATE). Under the terms of the transaction Kate Spade shareholders  will receive $18.50 per share in cash for a total transaction value of  $2.4 billion. The transaction represents a 27.5% percent premium to  the unaffected closing price of Kate Spade’s shares as of December  27, 2016, the last trading day prior to media speculation of a  transaction. The transaction has been unanimously approved by the  Boards of Directors of Kate Spade & Company and Coach, Inc.

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Victor Luis, Chief Executive Officer of Coach, Inc. said, “Kate  Spade has a truly unique and differentiated brand positioning with a broad lifestyle assortment and strong awareness among consumers,  especially millennials. Through this acquisition, we will create the  first New York-based house of modern luxury lifestyle brands,  defined by authentic, distinctive products and fashion innovation. In  addition, we believe Coach's extensive experience in opening and  operating specialty retail stores globally, and brand building in  international markets, can unlock Kate Spade's largely untapped  global growth potential. We are confident that this combination will  strengthen our overall platform and provide an additional vehicle for  driving long-term, sustainable growth.”

* * *

Kevin Wills, Coach’s Chief Financial Officer added, “Due to the  complementary nature of our respective businesses, we believe that  we can realize a run rate of approximately $50 million in synergies  within three years of the deal closing. These cost synergies will be  realized  through  operational  efficiencies,  improved  scale  and  inventory management, and the optimization of Kate Spade’s supply  chain network. At the same time, to ensure the long-term viability  and health of the Kate Spade brand, and similar to the steps Coach  has itself taken over the last three years, we plan to reduce sales in  Kate Spade’s wholesale disposition and online flash sales channels.  Therefore, the reduction in profitability from the pullback in these  channels will be offset by the realization of these substantial  synergies. As a result, we expect that the acquisition will be  accretive in fiscal 2018 on a non-GAAP basis, and will reach  double-digit accretion by fiscal 2019, also on a non-GAAP basis.”

Mr. Luis concluded, “The acquisition of Kate Spade is an important  step  in  Coach's  evolution  as  a  customer-focused,  multi-brand  organization.  The  combination  enhances  our  position  in  the  attractive global premium handbag and accessories, footwear and  outerwear  categories,  bringing  product,  brand  positioning  and  customer diversification to the portfolio, and establishing scale in  key functions with the resources to invest in talent and innovation.  In addition, we believe the Kate Spade brand will benefit from our  best-in-class supply chain and strong corporate infrastructure.”

Strategic Rationale

The combination of Coach, Inc. and Kate Spade & Company will  create a leading luxury lifestyle company with a more diverse multi- brand portfolio  supported  by  significant  expertise  in  handbag  design, merchandising, supply chain and retail operations as well as  solid  financial  acumen.  Coach’s  history  and  heritage,  multi-channel, international distribution model, and seasoned leadership team uniquely position it to drive long-term sustainable growth for Kate Spade. Coach is focused on preserving Kate Spade’s brand independence as well as retaining key talent, ensuring a smooth transition to Coach, Inc.’s ownership.

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Transaction Details

The transaction is not subject to a financing condition. Coach has secured committed bridge financing from BofA Merrill Lynch. The  $2.4  billion  purchase  price  is  expected  to  be  funded  by  a  combination of senior notes, bank term loans and approximately  $1.2 billion of excess Coach cash, a portion of which will be used to  repay an expected $800 million 6-month term loan. The transaction  is expected to close in the third quarter of calendar 2017, subject to  customary closing conditions, including the tender of a majority of  the outstanding Kate Spade & Company shares pursuant to the offer  and receipt of required regulatory approvals.

Insiders’ Interests in the Proposed Transaction

57.       Coach and Kate Spade insiders are the primary beneficiaries of the Proposed  Transaction, not the Company’s public stockholders. The Board and the Company’s executive  officers are conflicted because they will have secured unique benefits for themselves from the  Proposed Transaction not available to Plaintiff and the public stockholders of Kate Spade.

58.       Company insiders stand to reap a substantial financial windfall for securing the  deal with Coach. Notably, Kate Spade entered into letter agreements (the “Deal Completion  Bonus Letters”) with each of Carrara and Thomas Linko (“Linko”), the Company’s Senior Vice  President and Chief Financial Officer (“CFO”), pursuant to which each executive will receive a  special one-time cash deal completion bonus following each executive’s termination of  employment with the Company in the amount of $750,000 and $500,000, respectively.

59.       Additionally, the Company’s directors and executive officers will receive substantial cash consideration in connection with tendering their shares of Company common stock in the Tender Offer.

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60.       Moreover, pursuant to the Merger Agreement, each outstanding Company option, restricted stock unit award, performance share unit award and market share unit award will be converted into the right to receive cash payments.

61.       Further, if they are terminated in connection with the Proposed Transaction, Kate Spade’s named executive officers are set to receive substantial cash payments in the form of golden parachute compensation. Defendants Leavitt and Lloyd each stand to receive over $24 million in severance payments.

The Recommendation Statement Contains Material Misstatements or Omissions

62.       The defendants filed a materially incomplete and misleading Recommendation Statement  with  the  SEC  and  disseminated  it  to  Kate  Spade’s  stockholders.  The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer.

63.       Specifically, as set forth below, the Recommendation Statement fails to provide  Company stockholders with material information or provides them with materially misleading  information concerning: (i) Kate Spade’s financial projections, relied upon by Kate Spade’s  financial advisor Perella; (ii) the data and inputs underlying the financial valuation analyses that  support the fairness opinion provided by Perella; (iii) Kate Spade insiders’ potential conflicts of  interest; and (iv) the background process leading to the Proposed Transaction.  Accordingly,  Kate Spade stockholders are being asked to make a decision whether to tender their shares in  connection with the Tender Offer without all material information at their disposal.

Material Omissions Concerning Kate Spade’s Financial Projections

64.       First, the Recommendation Statement fails to provide material information concerning the Company’s financial projections.  Specifically, the Recommendation Statement provides  projections  for  non-GAAP (generally  accepted  accounting  principles)  metrics, including, among others, Adjusted EBITDA, but fails to provide line item projections for the metrics used to calculate these non-GAAP measures or otherwise reconcile the non-GAAP projections to the most comparable GAAP measures.

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65.       When a company discloses non-GAAP financial measures in a Recommendation Statement, the Company must also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method), of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP.  17 C.F.R. § 244.100.

66.       Indeed, the SEC has recently increased its scrutiny of the use of non-GAAP financial measures in communications with shareholders.  The former SEC Chairwoman, Mary Jo White, recently stated that the frequent use by publicly traded companies of unique company-specific non-GAAP financial measures (as Kate Spade has included in the Recommendation Statement here), implicates the centerpiece of the SEC’s disclosures regime:

In too many cases, the non-GAAP information, which is meant to  supplement the GAAP information, has become the key message to  investors, crowding out and effectively supplanting the GAAP  presentation.  Jim Schnurr, our Chief Accountant, Mark Kronforst,  our Chief Accountant in the Division of Corporation Finance and I,  along with other members of the staff, have spoken out frequently  about our concerns to raise the awareness of boards, management  and investors.  And last month, the staff issued guidance addressing  a number of troublesome practices which can make non-GAAP  disclosures misleading: the lack of equal or greater prominence for  GAAP measures; exclusion of normal, recurring cash operating  expenses;  individually  tailored  non-GAAP  revenues;  lack  of  consistency; cherry-picking; and the use of cash per share data.  I  strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.  I also urge again, as I did last December, that appropriate controls be considered and that audit committees carefully oversee their company’s use of non-GAAP measures and disclosures.1

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67.       In recent months, the SEC has repeatedly emphasized that disclosure of non-GAAP projections can be inherently misleading, and has therefore heightened its scrutiny of the  use of such projections.2  Indeed, on May 17, 2016, the SEC’s Division of Corporation Finance  released new and updated Compliance and Disclosure Interpretations (“C&DIs”) on the use of  non-GAAP financial measures that demonstrate the SEC’s tightening policy.3  One of the new  C&DIs regarding forward-looking information, such as financial projections, explicitly requires  companies to provide any reconciling metrics that are available without unreasonable efforts.

68.       In order to make the projections included on page 33 of the Recommendation Statement materially complete and not misleading, Defendants must provide a reconciliation table of the non-GAAP measures (EBITDA) to the most comparable GAAP measures.  Indeed, the Company routinely provides such a reconciliation table in its quarterly financial results releases, and it can therefore undoubtedly provide such a reconciliation table for the projections included in the Recommendation Statement without unreasonable efforts.

69.       At the very least, the Company must disclose the line item projections for the  financial metrics that were used to calculated the non-GAAP measures.  Such projections are  necessary to make the non-GAAP projections included in the Recommendation Statement not misleading.  Indeed, the Defendants acknowledge that disclosing non-GAAP projections may  mislead shareholders in the Recommendation Statement: “Non-GAAP financial measures should  not be considered in isolation from, or as a substitute for, financial information presented in  compliance with GAAP, and non-GAAP financial measures as used by Kate Spade may not be  comparable to similarly titled amounts used by other companies.”  Recommendation Statement  34-35.

1 Mary Jo White, Keynote Address, International Corporate Governance Network Annual  Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non- GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn- speech.html.
2 See, e.g., Nicolas Grabar and Sandra Flow, Non-GAAP Financial Measures: The SEC’s Evolving  Views, Harvard Law School Forum on Corporate Governance and Financial Regulation (June 24,  2016),          https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measures-the-secs- evolving-views/; Gretchen Morgenson, Fantasy Math Is Helping Companies Spin Losses Into  Profits,          N.Y.          Times,          Apr.          22,          2016,          http://www.nytimes.com/ 2016/04/24/business/fantasy-math-is-helping-companies-spin-losses-into-profits.html?_r=0.
3 Non-GAAP Financial Measures, Compliance & Disclosure Interpretations, U.S. SECURITIES AND EXCHANGE          COMMISSION          (May          17,          2017), https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

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70.       The Recommendation Statement also fails to disclose material information relating to the Company’s financial projections relied upon by Perella for its analyses.

71.       The Recommendation Statement also sets forth:

Discounted Cash Flow Analysis:
Perella Weinberg conducted a discounted cash flow analysis for the Company based on the Wall Street consensus estimates using FactSet ("Wall Street Consensus DCF") and the Projections ("Company Forecast DCF"), including certain sensitivity cases with respect to the Projections, by:

•
calculating, in each case, the present value as of April 1, 2017 of the  estimated standalone unlevered free cash flows          (calculated as  operating income, including stock based compensation expense,  after taxes, plus depreciation  and amortization, minus capital  expenditures, and adjusting for changes in net working capital and  other cash flows) that the Company could generate for the remainder  of fiscal year 2017 through fiscal year 2019 using discount rates  ranging from 10.5% to 12.5% based on estimates of the weighted  average cost of capital of the Company derived using CAPM, and

•	adding, in each case, terminal values calculated using terminal value multiples ranging from 8.0x to 10.0x and discounted using rates ranging from 10.5% to 12.5%.

Perella Weinberg estimated the range of terminal value multiples to 2019 EBITDA utilizing its professional judgment and experience, taking into account current multiples and expectations regarding long-term real growth and inflation.

Perella Weinberg used a range of discount rates from 10.5% to  12.5% derived by application of the CAPM, which takes into  account certain company-specific metrics, including the Company's  target capital structure, the cost of long-term debt, marginal tax rate and Bloomberg three-year adjusted-beta, as well as certain financial metrics for the United States financial markets generally.

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From the range of implied enterprise values, Perella Weinberg  derived  ranges  of  implied  equity  values  for  the  Company  (discounted at 10.5% to 12.5% and using terminal value multiples  ranging from 8.0x to 10.0x). In calculating implied enterprise  values, Perella Weinberg included a present value for net operating  loss benefits ranging between $197 million and $186 million,  depending on the various estimates and sensitivities. To calculate  the implied equity value from the implied enterprise value, Perella  Weinberg  subtracted  debt  and  added  cash,  cash  equivalents,  including restricted cash, and the book value of investments in  unconsolidated subsidiaries in each case as of April 1, 2017. Perella  Weinberg calculated implied value per share by dividing the implied  equity value by the fully diluted shares (using the treasury method).

In addition, Perella Weinberg reviewed with the management of the  Company and Board of Directors various sensitivities with respect  to the Projections. These sensitivities were developed with the  consent of, and in consultation with, management and the Board of  Directors of the Company. The sensitivities (referred to below as  "2017 Trend Sensitivities DCF") (i) assumed that the Company's  2017 first quarter performance would continue throughout FY 2017  and incorporate the Projections growth rate for FY 2018 and 2019  EBITDA and assumed  that  the  Company's 2017  first  quarter  performance would continue throughout 2017 and incorporate the  Wall Street consensus growth rate projected for FY 2018 and 2019  EBITDA.

72.       The Recommendation Statement, however, fails to disclose (i) the sensitivity  cases used by Perella in the “2017 Trend Sensitivities DCF”; (ii) publicly available financial  forecasts relating to Kate Spade used by Perella in its “Wall Street Consensus DCF”; (iii) the  Company’s standalone unlevered free cash flows that the Company could generate for the  remainder of fiscal year 2017 through fiscal year 2019 for each projection case; (iv) the  Company’s estimated EBITDA over the projection period for each of the projection cases; (v)  the Company’s projected net operating loss benefits; and (vi) the definition of cash flow from  operations and the projection line items used to derive cash flow from operations.

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73.       In addition, the Recommendation Statement fails to disclose any  information  concerning when the sensitivity cases were developed and why they were developed. Notably,  the range of implied value per share of $21.30 - $26.90, resulting from the discounted cash flow  (“DCF”) analysis Perella performed utilizing the Projections, is completely above the Offer  Price of $18.50. Not surprisingly, the Offer Price of $18.50 fits into the range of implied value  per share of $15.10 - $23.40, resulting from the 2017 Trend Sensitivities DCF analysis Perella  performed utilizing the sensitivity cases to the Company’s Projections. The timing of and basis  for creating the sensitivities to the Company Projections that were utilized by Perella is critical  to allow stockholders to observe whether the sensitivities were created solely to be able to fit  the Offer Price of $18.50 into a range of “fairness”.

74.       The   omission   of   this   information   renders   the   statements   in   the    Certain Unaudited Prospective Financial Information section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Perella’s Financial Analyses

75.       The Recommendation Statement describes Perella’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Perella’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Perella’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Perella’s fairness opinion in determining whether to tender their shares in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Kate Spade’s stockholders.

76.       For example, with respect to Perella’s Selected Publicly Traded Companies Analysis, the Recommendation Statement fails to disclose the benchmarking analyses for Kate Spade in relation to the target companies and the financial operating characteristics and other factors observed by Perella.

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77.       With respect to Perella’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the Company’s standalone unlevered free cash flows that the Company could generate for the remainder of fiscal year 2017 through fiscal year 2019 for each projection case; (ii) the Company’s estimated 2019 EBITDA used to derive the terminal value; (ii) the inputs used to derive the range of discount rates of 10.5% to 12.5%; and (iv) the net operating loss benefits estimates and sensitivities.

78.       The omission of this information renders the following statements on pages 39- 40 of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act:

Selected Publicly Traded Companies Analysis

Perella   Weinberg   reviewed   and   compared   certain   financial  information of the Company to corresponding financial information,  market trading data and valuation multiples of certain selected  publicly-traded companies. For each of the selected publicly-traded  companies, Perella Weinberg calculated and compared financial  information and various financial market multiples and ratios based  on company filings for historical information and consensus third  party  research  estimates  for  forecasted  information.  For  the  Company, Perella Weinberg made calculations based on company  filings for historical information and both consensus third party  research estimates and the Projections for forecasted information.

Using publicly available information, Perella Weinberg calculated  and  compared,  for  each  selected  company, (i)  the  ratio (the  "EV/2017E EBITDA Multiple") of its enterprise value (based on  such company's closing share price as of May 5, 2017) to its  calendar  year 2017  estimated  earnings  before  interest,  taxes,  depreciation and amortization ("EBITDA") and (ii) the ratio of its  share price (based on such company's closing share price as of May  5, 2017) to its calendar year 2017 estimated earnings per share ("EPS"). The following table summarizes the results of this review:

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Selected Publicly-Traded Companies EV/2017E EBITDA
Multiple Share Price/2017E EPS

Core Peers
Coach, Inc.	10.0x	18.8x
Michael Kors Holdings	5.7x	9.4x
Other Accessible Luxury
Companies
Moncler	14.5x	24.1x
Lululemon Athletica Inc.	11.6x	22.5x
Burberry Group, Inc.	10.8x	20.3x
Hugo Boss AG	9.9x	19.8x
Ralph Lauren Corporation	6.9x	15.6x

Based on the multiples calculated as described above, Perella Weinberg's  analyses  of  the  various  selected  publicly  traded  companies  and  on  professional  judgments  made  by  Perella  Weinberg, Perella Weinberg applied a range of multiples of 7.0x to  8.5x to fiscal year 2017 EBITDA of the Company using Wall Street consensus estimates and the Company management's estimated EBITDA, to derive a range of   estimated   implied   values   of approximately $13.60 to $16.40 and $13.50 to  $16.30 per Share, respectively. Further, Perella Weinberg applied a range of multiples of 17.0x to 20.0x to fiscal year 2017 EPS of the Company using Wall Street consensus estimates and the Company management's estimated EPS, to derive a range of estimated implied values of approximately $13.60 to $16.00 and  $12.80  to $15.10  per  Share,  respectively.  Perella  Weinberg compared these ranges to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Although  the  selected  companies  were  used  for  comparison  purposes, no business of any selected company was either identical  or directly comparable to the Company's business. Accordingly,  Perella  Weinberg's  comparison  of  selected  companies  to  the  Company and analysis of the results of such comparisons were not  purely mathematical, but instead necessarily involved complex  considerations and judgments concerning differences in financial  and operating characteristics and other factors that could affect the  relative values of the selected companies and the Company.

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Discounted Cash Flow Analysis

Perella Weinberg conducted a discounted cash flow analysis for the Company based on the Wall Street consensus estimates using FactSet ("Wall Street Consensus DCF") and the Projections ("Company Forecast DCF"),including certain sensitivity cases with respect to the Projections, by:

•
calculating, in each case, the present value as of April 1, 2017 of the  estimated standalone unlevered free cash flows (calculated as  operating income, including stock based compensation expense,  after taxes, plus depreciation  and amortization, minus capital  expenditures, and adjusting for changes in net working capital and  other cash flows) that the Company could generate for the remainder  of fiscal year 2017 through fiscal year 2019 using discount rates  ranging from 10.5% to 12.5% based on estimates of the weighted  average cost of capital of the Company derived using CAPM, and

•	adding, in each case, terminal values calculated using terminal value multiples ranging from 8.0x to 10.0x and discounted using rates ranging from 10.5% to 12.5%.

Perella Weinberg estimated the range of terminal value multiples to 2019 EBITDA utilizing its professional judgment and experience, taking into account current multiples and expectations regarding long-term real growth and inflation.

Perella Weinberg used a range of discount rates from 10.5% to  12.5% derived by application of the CAPM, which takes into  account certain company-specific metrics, including the Company's  target capital structure, the cost of long-term debt, marginal tax rate  and Bloomberg three-year adjusted-beta, as well as certain financial  metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg  derived  ranges  of  implied  equity  values  for  the  Company  (discounted at 10.5% to 12.5% and using terminal value multiples  ranging from 8.0x to 10.0x). In calculating implied enterprise  values, Perella Weinberg included a present value for net operating  loss benefits ranging between $197 million and $186 million,  depending on the various estimates and sensitivities. To calculate  the implied equity value from the implied enterprise value, Perella  Weinberg  subtracted  debt  and  added  cash,  cash equivalents,  including restricted cash, and the book value of investments in  unconsolidated subsidiaries in each case as of April 1, 2017. Perella  Weinberg calculated implied value per share by dividing the implied  equity value by the fully diluted shares (using the treasury method).

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In addition, Perella Weinberg reviewed with the management of the  Company and Board of Directors various sensitivities with respect  to the Projections. These sensitivities were developed with the  consent of, and in consultation with, management and the Board of  Directors of the Company. The sensitivities (referred to below as  "2017 Trend Sensitivities DCF") (i) assumed that the Company's  2017 first quarter performance would continue throughout FY 2017  and incorporate the Projections growth rate for FY 2018 and 2019  EBITDA and (ii) assumed that the Company's 2017 first quarter  performance would continue throughout 2017 and incorporate the  Wall Street consensus growth rate projected for FY 2018 and 2019  EBITDA.

These analyses resulted in the following approximate implied per share equity reference range for the Shares:

Range Value	of Implied Per Share
Company Forecast DCF	$21.30- $26.90
Wall Street Consensus DCF	$17.50- $22.00
2017 Trend Sensitivities DCF	$15.10- $23.40

Perella Weinberg compared these ranges to the Offer Price of $18.50 to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Material Omissions Concerning Insiders’ Potential Conflicts of Interest

79.       The Recommendation Statement also materially misleads stockholders as to the potential conflicts of interest faced by Kate Spade management and the Board.

80.       The Recommendation Statement sets forth that “[a]lthough such arrangements  have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible  that additional members of our current management team will enter into new employment or  consulting arrangements with Parent or the Surviving Corporation. Such arrangements may  include  the  right  to  purchase  or  participate  in  the  equity  of  Parent  or  its  affiliates.” Recommendation Statement at 17. Yet, at its May 3, 2017 meeting, the Board “authorized  certain members of the Company’s senior management team to initiate negotiation on their  respective post-closing retention arrangements with Parent in accordance with the terms  previously discussed with the Board of Directors.” The Recommendation Statement completely  fails to set forth any of the employment related discussions and negotiations that occurred  between Coach and “certain members of the Company’s senior management team” following the May 3, 2017 Board meeting.

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81.       Further, the Recommendation Statement discloses that Coach’s April 29 and  May 2 proposals each included a “condition that certain key senior management of the Company  execute retention agreements prior to the signing of the Merger Agreement.” Although the  Recommendation Statement discloses waiver letter agreements (the “Waiver Letters”) the  Company entered into with various members of Kate Spade senior management, as the  Recommendation Statement fails to disclose the negotiations thereof, it is unclear if these  Waiver Letters were entered into in connection with Coach’s condition that certain Company  executives execute retention agreements.

82.       The Recommendation Statement also fails to disclose any information with respect to the negotiation of the Deal Completion Bonus Letters the Company entered into with defendant Carrara and Linko, the Company’s CFO, providing for one-time cash deal completion bonuses of $750,000 and $500,000, respectively.

83.       Communications regarding post-transaction employment and merger-related  benefits during the negotiation of the underlying transaction must be disclosed to stockholders.  This information is necessary for stockholders to understand potential conflicts of interest of  management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

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84.       The omission of this information renders the statements in the “Arrangements between the Company and its Executive Officers, Directors and Affiliates” and “Background of Offer  and  Merger”  sections  of  the  Recommendation  Statement  false  and/or  materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Sale Process

85.       The Recommendation Statement also fails to disclose or misstate material information relating to the sale process leading up to the Proposed Transaction.

86.       The  Recommendation  Statement  fails  to  expressly  indicate  whether  the  confidentiality agreements the Company entered into with Party A and Party B contained  standstill provisions that are still in effect and/or “don’t-ask-don’t-waive” standstill provisions  that are presently precluding these parties from making a topping bid for the Company. Such  information is material to Kate Spade stockholders as a reasonable Kate Spade stockholder  would find it material and important to their voting decision whether or not parties that had  previously been interested in a potential acquisition of the Company are now foreclosed from  submitting superior proposals.

87.       Defendants’ failure to provide Kate Spade stockholders with the foregoing material information renders the statements in the “Background of Offer and Merger” section of the Proxy false and/or materially misleading and constitutes a violation of Sections 14(d)(4),  14(e) and 20(a) of the Exchange Act, and SEC Rule 14d-9 promulgated thereunder. The  Individual Defendants were aware of their duty to disclose this information and acted  negligently (if not deliberately) in failing to include this information in the Recommendation Statement.  Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to tender their shares in favor of the Proposed Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

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COUNT I

(Against All Defendants for Violation of Section 14(e) of the Exchange Act and 17 C.F.R. §
244.100 Promulgated Thereunder)

83.      Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

84.      Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading…”  15 U.S.C. §78n(e).

85.      SEC Regulation G has two requirements: (1) a general disclosure requirement; and  (2) a reconciliation requirement.  The general disclosure requirement prohibits “mak[ing] public a  non-GAAP financial measure that, taken together with the information accompanying that  measure, contains an untrue statement of a material fact or omits to state a material fact necessary  in order to make the presentation of the non-GAAP financial measure…not misleading.”  17 C.F.R.  § 244.100(b).  The reconciliation requirement requires an issuer that chooses to disclose a non- GAAP measure to provide a presentation of the “most directly comparable” GAAP measure, and  a reconciliation “by schedule or other clearly understandable method” of the non-GAAP measure  to the “most directly comparable” GAAP measure. 17 C.F.R. § 244.100(a).  As set forth above,  the Recommendation Statement omits information required by SEC Regulation G, 17 C.F.R. § 244.100

86.       Defendants have issued the Recommendation Statement with the intention of  soliciting Kate Spade shareholders to tender their shares.  Each of the Defendants reviewed and authorized the dissemination of the Recommendation Statement, which fails to provide material  information regarding Kate Spade’s financial projections and the valuation analyses performed by  Credit Suisse.

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87.       In so doing, Defendants made untrue statements of fact and/or omitted material  facts necessary to make the statements made not misleading.  Each of the Individual Defendants,  by virtue of their roles as officers and/or directors, were aware of the omitted information but failed  to disclose such information, in violation of Section 14(e).  The Individual Defendants were  therefore reckless, as they had reasonable grounds to believe material facts existed that were  misstated or omitted from the Recommendation Statement, but nonetheless failed to obtain and  disclose such information to shareholders although they could have done so without extraordinary  effort.

88.      The Individual Defendants were privy to and had knowledge of the projections for  the Company and the details concerning Credit Suisse’s valuation analyses. The Individual  Defendants were reckless in choosing to omit material information from the Recommendation  Statement, despite the fact that such information could have been disclosed without unreasonable  efforts.

89.      The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision regarding whether to tender their shares if such misrepresentations and omissions are not corrected prior to the Expiration Date.  Plaintiff and the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

(Against all Defendants for Violations of Section 14(d)(4) of the Exchange Act and
SEC Rule 14d-9,17 C.F.R. § 240.14d-9)

90.      Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

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91.      Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.  Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

92.      SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information  required  in  solicitation  or  recommendation.  Any  solicitation or recommendation to holders of a class of securities  referred to in Section 14(d)(1) of the Act with respect to a tender  offer for such securities shall include the name of the person making  such solicitation or recommendation and the information required  by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair  and adequate summary thereof.

93.       In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s  directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

94.       The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it  omits  material  facts,  including  those  set  forth  above,  which  omissions  render  the Recommendation Statement false and/or misleading.

95.       Defendants  knowingly  or  with  deliberate  recklessness  omitted  the  material  information identified above from the Recommendation Statement, causing certain statements  therein to be materially incomplete and therefore misleading.  Indeed, Defendants undoubtedly  reviewed the omitted material information in connection with approving the proposed merger.

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96.      The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision regarding whether to tender their shares if such misrepresentations and omissions are not corrected prior to the Expiration Date.  Plaintiff and the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT III

(Against the Individual Defendants for Violations of Section 20(a)
of the Exchange Act)

97.      Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

98.      The Individual Defendants acted as controlling persons of Kate Spade within the  meaning of Section 20(a) of the Exchange Act as alleged herein.  By virtue of their positions as  officers and/or directors of Kate Spade, and participation in and/or awareness of the Company’s  operations and/or intimate knowledge of the incomplete and misleading statements contained in  the Recommendation Statement, they had the power to influence and control and did influence and  control, directly or indirectly, the decision making of the Company, including the content and  dissemination of the various statements that Plaintiff contends are materially incomplete and  misleading.

99.      Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement by Plaintiff to be misleading prior to the date the Recommendation Statement was issued, and had the ability to prevent the issuance of the false and misleading statements or cause the statements to be corrected.

100.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act  violations alleged herein, and exercised the same.  The Recommendation Statement at issue  contains the unanimous recommendation of each of the Individual Defendants that shareholders  tender their shares in the Tender Offer.  They were thus directly involved in preparing this  document.

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101.    In addition, as the Recommendation Statement sets forth, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the merger agreement.  The Recommendation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered.  The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

102.    By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

103.    As set forth above, the Individual Defendants had the ability to exercise control  over and did control a person or persons who have each violated Section 14(e), 14(d)(4) and Rule  14d-9 by their acts and omissions as alleged herein.  By virtue of their positions as controlling  persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act.  As a direct  and proximate result of Individual Defendants’ conduct, Plaintiff and the Class will be irreparably  harmed.

104.    Plaintiff and the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.       Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B.        Enjoining Defendants and all persons acting in concert with them from closing the Tender Offer or consummating the proposed merger, unless and until the Company discloses the  material information discussed above which has been omitted from the Recommendation  Statement;

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C.        Directing the Defendants to account to Plaintiff and the Class for all damages sustained as a result of their wrongdoing;

D.       Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses;

E.        Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: June 5, 2017	Respectfully submitted,

MONTEVERDE & ASSOCIATES PC

	By:	/s/ Juan Monteverde
Juan E. Monteverde (JM-8169)
The Empire State Building
350 Fifth Avenue, Suite 4405
New York, NY 10118
Tel: (212) 971-1341
Fax: (212) 202-7880
Email: jmonteverde@monteverdelaw.com

Attorneys for Plaintiff